

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
8th Floor, Tower 3, Xihuan Plaza
No. 1 Xizhimenwai Avenue
Xicheng District, Beijing 100044
The People's Republic of China

     Re: SouFun Holdings Limited
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed on April 26, 2012
               File No. 001-34862

Dear Mr. Mo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Matthew Crispino

                                    Matthew Crispino
                                    Staff Attorney